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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

COMPASS DIVERSIFIED TRUST
(Name of Issuer)
Shares(1)
(Title of Class of Securities)
20451Q104
(CUSIP Number)
Lindsey Cancino, Compass Group Investments, Inc., Bayside House, Bayside Executive Park, West Bay Street &
Blake Road, P.O. Box AP- 59214, Nassau, Bahamas
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(1) Each share (collectively, the “Shares”) represents one undivided interest in the property of Compass Diversified Trust (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20451Q104	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Compass Group Investments, Inc. Navco Management, Inc. CGI Diversified Holdings, LP Concord Equity Inc. The Kattegat Trust Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Commonwealth of the Bahamas

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,225,000 (voting power for 7,025,000 Shares is shared among CGI Diversified Holdings, LP, Compass Group Investments, Inc., Navco Management, Inc. and The Kattegat Trust Company Limited, and voting power for 2,200,000 Shares is shared between Concord Equity Inc. and The Kattegat Trust Company Limited)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

9,225,000 (dispositive power for 7,025,000 Shares is shared among CGI Diversified Holdings, LP, Compass Group Investments, Inc., Navco Management, Inc. and The Kattegat Trust Company Limited, and dispositive power for 2,200,000 shares is shared between Concord Equity Inc. and The Kattegat Trust Company Limited )(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,025,000 (CGI Diversified Holdings, LP, Compass Group Investments, Inc. and Navco Management, Inc.)(2) 2,200,000 (Concord Equity Inc.) 9,225,000 (The Kattegat Trust Company Limited)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.3% (CGI Diversified Holdings, LP, Compass Group Investments, Inc. and Navco Management, Inc.) 7.0% (Concord Equity Inc.) 29.3% (The Kattegat Trust Company Limited)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN (CGI Diversified Holdings, LP) CO (Compass Group Investments, Inc., Navco Management, Inc. and Concord Equity Inc.) OO (Kattegat Trust Company Limited)
(2) See Item 5.

Item 1. Security and Issuer
     The title and class of equity securities to which this statement relates is Shares. Each Share represents one undivided interest in the property of the Compass Diversified Trust (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.
     The name and address of the principal executive offices of the issuer is:
Compass Diversified Trust
61 Wilton Road
Westport, Connecticut 06880
Item 2. Identity and Background
     This Schedule 13D relates to and is filed on behalf of the following reporting persons:
•	Compass Group Investments, Inc., which is an International Business Company incorporated under the provisions of the International Business Companies Act of the Commonwealth of the Bahamas with its principal offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59214, Nassau, Bahamas;

•	Navco Management, Inc., which is an International Business Company incorporated under the provisions of the International Business Companies Act of the Commonwealth of the Bahamas with its principal offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59214, Nassau, Bahamas;

•	CGI Diversified Holdings, LP, which is a Bahamas limited partnership with its principal offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59214, Nassau, Bahamas;

•	Concord Equity Inc., which is a Bahamian corporation with its principal offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59214, Nassau, Bahamas; and

•	The Kattegat Trust Company Limited, which is a Bahamian trust company with its principal offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59214, Nassau, Bahamas.
     Compass Group Investments, Inc. is managed by Arthur Coady, a Director and its President and Lindsey Cancino, a Director and its Treasurer. Compass Group Investments, Inc. is owned, indirectly, by The Kattegat Trust Company Limited.
     Navco Management, Inc. is managed by by Arthur Coady, a Director and its President, Lindsey Cancino, a Director and its Treasurer and Francelyn J. Bethel, a Director. Navco Management, Inc. is owned, indirectly, by The Kattegat Trust Company Limited.
     CGI Diversified Holdings, LP is managed by Navco Management, Inc., its general partner.
     Concord Equity Inc. is managed by Arthur Coady, a Director and its Chairman, President and Chief Executive Officer, and Lindsey Cancino, a Director and its Treasurer. Concord Equity Inc. is owned, indirectly, by The Kattegat Trust Company Limited.

     The directors of The Kattegat Trust Company Limited are Axel Karlshoej, Arthur Coady and Thomas K. Y. Hsu, and its executive officers are Axel Karlshoej, Chairman, Arthur Coady, Managing Director, Lindsey J. Cancino, Chief Financial Officer, and Thomas Hsu, Secretary.
     The Kattegat Trust Company Limited is the trustee of The Kattegat Trust, a Bahamian trust with its principal offices at Bayside House, Bayside Executive Part, West Bay Street & Blake Road, P.O. Box AP – 59214, Nassau, Bahamas, which wholly owns Concord Equity Inc. Concord Equity Inc. wholly owns Compass Group Investments, Inc. and Navco Management, Inc. Compass Group Investments, Inc. is the sole limited partner of CGI Diversified Holdings, LP and Navco Management, Inc. is the general partner of CGI Diversified Holdings, LP.
     In the past five years, none of CGI Diversified Holdings, LP, Compass Group Investments, Inc., Navco Management, Inc., Concord Equity Inc., The Kattegat Trust Company Limited or The Kattegat Trust, nor any of the respective directors and executive officers thereof named above has been convicted in a criminal proceeding or been a party to any action as a result of which it or he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     Arthur F. Coady’s business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214. Mr. Coady is a citizen of Canada.
     Lindsey J. Cancino’s business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214. Mr. Cancino is a citizen of The Bahamas.
     Axel Karlshoej’s is the President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901. Mr. Karlshoej is a citizen of Denmark.
     Thomas Kuo-Yuen Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu is a citizen of the United Kingdom. Mr. Hsu has been a Committee Director of the Brittannia Steam Ship Insurance Association Limited since 1988.
     Francelyn J. Bethel is an executive assistant at Oceanic Bank and Trust Limited and whose business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214. Ms. Bethel is a citizen of the Bahamas.
Item 3. Source and Amount of Funds or Other Consideration
     In May 2006, Compass Group Investments, Inc., through a wholly owned subsidiary, CGI Diversified Holdings, LP, acquired, in conjunction with the initial public offering of the Trust (the “IPO”) in a separate private placement transaction, 5,733,333 Shares at the IPO price per share, having an aggregate purchase price of approximately $86 million. In addition, CGI Diversified Holdings, LP purchased 666,666 shares having an aggregate purchase price of $10 million through the IPO. In August 2006 and in connection with an acquisition by Compass Group Diversified Holdings LLC, a wholly owned subsidiary of the Trust, CGI Diversified Holdings, LP received 950,000 Shares valued at $13.1 million, or $13.77 per share. Additionally, in conjunction with the closing of the Trust’s follow-on public offering in a separate private placement transaction in May 2007, CGI Diversified Holdings, LP purchased 1,875,000 Shares for an aggregate purchase price of approximately $30 million.
Item 4. Purpose of Transaction.
     The reporting persons acquired the Trust’s securities as part of the transactions described in Item 3 above for investment purposes. The reporting persons have no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     CGI Diversified Holdings, LP is the record and beneficial owner and has shared voting and dispositive power with respect to 7,025,000 Shares, representing approximately 22.3% of the outstanding Shares. Navco Management, Inc., the general partner of CGI Diversified Holdings, LP, shares voting and dispositive power with respect to the Shares owned by CGI Diversified Holdings, LP and, as a result, may be deemed to be a beneficial owner of such Shares. Compass Group Investments, Inc. is the sole limited partner of CGI Diversified Holdings, LP, and, as a result, may be deemed to be a beneficial owner of the Shares held by CGI Diversified Holdings, LP. On July 1, 2007, CGI Diversified Holdings, LP distributed 2,200,000 Shares to Compass Group Investments, Inc. which subsequently transferred such Shares by dividend to Concord Equity Inc., which is controlled by The Kattegat Trust Company Limited, therefore, Concord Equity Inc. is the record and beneficial owner and has shared voting and dispositive power with respect to 2,200,000 Shares, representing approximately 7.0% of the outstanding Shares. Before this transfer CGI Diversified Holdings, LP owned beneficially and of record 9,225,000 Shares. As the ultimate controlling person of CGI Diversified Holdings, LP, Concord Equity Inc., Compass Group Investments, Inc. and Navco Management, Inc., The Kattegat Trust Company Limited is joining in this Schedule 13D as a reporting person with respect to 9,225,000 Shares, representing approximately 29.3% of the outstanding Shares. However, the filing of this Schedule shall not be construed as an admission that The Kattegat Trust Company Limited is, for any purpose, the beneficial owner of any Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the reporting persons with respect to the securities of the Trust. None of the subject securities have been pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.
Item 7. Material to Be Filed as Exhibits
     1. Joint Filing Agreement, dated as of July 1, 2007 by and among the Reporting Persons.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
July 2, 2007

COMPASS GROUP INVESTMENTS, INC.
/s/ Lindsey Cancino
Name:	Lindsey Cancino
Title:	Director

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